Exhibit 99.1

AMARIN ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2008

Provides Strategic, Business and Pipeline Update

Conference Call at 8.30 am Eastern Time Today, September 25, 2008

DUBLIN, Ireland, September 25, 2008 – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported financial results for the second quarter of 2008.

For the second quarter of 2008, Amarin reported a net profit of $0.3 million, or $0.01 per share, compared with a net loss of $15.6 million, or $1.68 per share, in the second quarter of 2007. For the six months ended June 30, 2008, Amarin reported a net loss of $8.0 million or $0.47 per share, compared with a net loss of $24.4 million or $2.66 per share for the six months ended June 30, 2007. The decreased loss for the periods was primarily attributable to finance income of $6.9 million in the second quarter of 2008 and an $8.8 million impairment charge on intangible assets in the second quarter of 2007.

RECENT HIGHLIGHTS

•	Company repositioned, prioritizing cardiovascular disease programs, including AMR101 entering Phase 3 development for hypertriglyceridemia
•	Completion of $30 million first tranche of potential $60 million financing
•	R&D headquarters being established in U.S.
•	Appointment of Dr. Paresh Soni, MD, PhD as Senior Vice President and Head of Development, reporting to Dr. Declan Doogan, Head of Research and Development
•	Dr. Mehar Manku appointed as Chief Scientist
•	New Board members from Sofinnova Ventures, OrbiMed Advisors LLC, Thomas, McNerney & Partners and Panorama Capital.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “The second quarter represented a definitive change in strategy for Amarin with a new clinical focus, new investors, and the decision to partner our CNS programs. The use of AMR101 in cardiovascular disease represents a major opportunity for Amarin and having met with the U.S. Food and Drug Administration, we now look forward to the initiation of our Phase 3 clinical trials next year.”

STRATEGIC BUSINESS UPDATE

Amarin has been repositioned to capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Key components of the new strategy:
-	Cardiovascular programs, including AMR101 for hypertriglyceridemia and related indications, prioritized to target multi billion dollar markets
-	Cardiovascular programs to be ultimately commercialized through marketing partners globally
-	Amarin to seek partnerships for its CNS pipeline.

Research and development headquarters are being established in Connecticut this year focusing on cardiovascular disease programs.
-
Research and development team consists of both internal and external experts in the field of drug development, especially cardiovascular disease. Key external experts include Dr. Ian Osterloh and Dr. Pierre Wicker, both previously senior clinical development executives at Pfizer with relevant expertise to Amarin’s cardiovascular programs

-	Dr. Paresh Soni recently hired as SVP and Head of Development, joining from Pfizer
-	Amarin’s research and development operations in Oxford, UK, to be closed mid- next year.

CARDIOVASCULAR DISEASE PROGRAMS

Amarin’s cardiovascular disease pipeline includes AMR101 for hypertriglyceridemia and related applications, and new lipid compounds at preclinical stages of development.

AMR101 is an ultra-pure ethyl ester of eicosapentaenoic acid (ethyl-EPA), a prescription grade Omega-3 product. Key aspects of the opportunity include:
-	AMR101 proceeding to Phase 3 for hypertriglyceridemia following recent meeting with U.S. Food and Drug Administration (FDA), with clinical studies to commence next year
-	Strong safety and tolerability of AMR101 established in Amarin’s clinical studies to date in over 900 patients
-	Efficacy of Omega-3 products, and in particular EPA, for lowering triglycerides and for treating cardiovascular disease established in multiple epidemiological studies and clinical trials.

Prescription Omega-3s, including branded products such as Lovaza/Omacor and Epadel, now represent a billion dollar market globally, driven by broad use in a range of cardiovascular diseases including hypertriglyceridemia, mixed dyslipidemia and increasingly as add-on to established treatments like statins and fibrates.

Amarin is also planning programs for AMR101 in other applications related to the initial hypertriglyceridemia indication to target additional uses of prescription Omega-3s in cardiovascular disease.

In addition, Amarin intends to develop new lipid compounds which leverage Amarin’s lipid science expertise and experience with AMR101. The compounds, the most advanced of which is in preclinical development, are designed to offer significantly higher potency than natural prescription Omega-3 products.

CNS PARTNERING

Following the change in strategic direction of Amarin, the Company will seek partnerships for its CNS pipeline.  Amarin’s CNS programs, for which the Company owns global rights, include AMR101 for Huntington’s disease, EN101 for myasthenia gravis, sublingual apomorphine for Parkinson’s disease, nasal lorazepam for epilepsy and AMR103 for Parkinson’s disease.

FINANCIAL RESULTS

Three months ended June 30, 2008

For the quarter ended June 30, 2008, Amarin’s operating loss was $6.7 million, compared with an operating loss of $16.4 million for the same period in 2007. The decrease for the quarter compared to the corresponding period in 2007 is primarily due to an impairment charge of $8.8 million relating to Miraxion which was written down to nil in the second quarter of 2007.

Research and development costs of $2.0 million reflect third party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.  The reduction in costs for the second quarter of $0.4 million compared to the same period of 2007 is primarily due to the completion of the Phase 3 trials in Huntington’s disease in 2007, partly offset by increased personnel costs and costs associated with our current development pipeline, including our new cardiovascular program.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, business and corporate development costs and the Company’s substantial investment in intellectual property. Selling, general and administrative costs in the second quarter of 2008 of $3.8 million were consistent with selling, general and administration costs in the second quarter of 2007 reflecting increased personnel costs (including termination costs of $405,000) and intellectual property costs being largely offset by lower professional fees and office costs.

Non-cash share based compensation expense for the second quarter of 2008 decreased $0.5 million to $0.9 million when compared to the same period in 2007.

Finance income mainly comprises a credit of $6.3 million on the movement in the fair value of the embedded derivative associated with the option held by the investors between the date of the financing and June 30, 2008. This is an option to participate in a second investment tranche of up to $30 million following the $30 million already invested in May.

Finance income also includes a gain of $0.6 million on the fair value of the financial liability recognized with respect to warrants issued in December 2007. In addition, finance income includes interest income on cash and cash equivalents and foreign currency gains or losses on financing activities. Finance expense comprises interest on convertible debt and the amortization of costs associated with convertible debt issued in December 2007. Amarin repaid this debt in full in May 2008.

Six months ended June 30, 2008

For the six-month period ended June 30, 2008, Amarin reported an operating loss of $14.6 million, compared with an operating loss of $26.1 million for the comparative period in 2007. The decrease in operating loss is mainly due to the $8.8 million impairment charge to intangible assets in the second quarter 2007 and a decrease in research and development activities due to the completion of the Phase 3 trials in Huntington’s disease in the second quarter of 2007, partially offset by increased personnel costs.

As at June 30, 2008, the Company had cash balances of $26.3 million. On May 22, 2008, Amarin completed the first tranche of a $60.0 million equity based financing in which $30.0 million in gross proceeds was received.

At June 30, 2008, Amarin had 27.0 million ordinary shares in issue and options and warrants outstanding to purchase 4.8 million shares.

2007 20-F/A amendment and adjustment to first quarter 2008 financial results

On September 24, 2008 we filed an amended 2007 20-F/A for the fiscal year ended December 31, 2007 with the United States Securities and Exchange Commission (“SEC”). The 2007 20-F was amended to correctly reflect the accounting treatment of contingent consideration relating to the acquisition of Ester Neurosciences as an equity- settled share based compensation under IFRS 2 “Share based compensation” and to correctly reflect the accounting treatment of warrants issued in connection with a registered direct offering in December 2007 as a financial liability under IAS 32 “Financial instruments: presentation and disclosure”. For further information please see our 2007 20-F/A filed with the SEC on September 24, 2008.

The amendment of our 2007 20-F results in the following adjustments to our financial results for the first quarter of 2008 furnished with the SEC on May 19, 2008:

–
the correct accounting treatment of contingent consideration relating to the acquisition of Ester Neurosciences results in a reduction in provisions of $4.8 million and an increase in share based payment reserve of $4.8 million at March 31, 2008;

–
the correct accounting treatment of warrants issued in connection with a registered direct offering in December 2007 resulted in the recognition of a non-current financial liability of $2.1 million, and a reduction in shareholders equity of $2.1 million. Included in this amendment was a gain of $0.03 million to finance income in the income statement as a result of the movement in the fair value of the financial liability in the first quarter of 2008. These amendments result in no change to the previously reported loss per share for the first quarter of 2008 of $0.59 per share.

CONFERENCE CALL

There will be a conference call to discuss these developments and answer questions at 8.30 a.m. Eastern Time / 1.30 p.m. GMT today, September 25, 2008. Representing Amarin on the call will be Thomas Lynch, Chairman and Chief Executive Officer, Alan Cooke, President and Chief Operating Officer, and Dr. Declan Doogan, Head of Research and Development. To participate in the call, please dial (866) 385 3632 (tollfree) in the U.S. and Canada or +1 (706) 679 8931 (toll) elsewhere using the conference ID 65022355. The call will also be webcast live through a link on the Company’s website www.amarincorp.com. Information on the Company’s website is not part of this release. For those who cannot listen to the live broadcast, a replay will be available shortly after the conference call through the link on the Company’s website or by dialing (800) 642 1687 (tollfree) in the U.S. or +1 (706) 645 9291 (toll) elsewhere, and entering the conference ID code 65022355.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a lead program entering Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s pipeline also includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease and epilepsy, all of which are available for partnering. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of September 25, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

#   #   #

Amarin Corporation plc
Period Ended 30 JUNE 2008 Selected Data (IFRS - UNAUDITED)

	Three months ended 30 June		Six months ended 30 June
	2008	2007	2008	2007
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	-	-	-	-

Gross profit	-	-	-	-

Operating expenses:
Research and development	1,971	2,409	4,575	6,787
Selling, General & Administrative	3,842	3,779	8,057	7,775
Amortisation of intangible assets	-	-	-	169
Impairment of intangible fixed assets (non-cash)	-	8,784	-	8,784
Share-based compensation (non-cash)	936	1,465	1,946	2,595

Operating expenses	6,749	16,437	14,578	26,110

Categorized as follows:
Total research & development	2,218	2,756	5,133	7,373
Total selling, general & administrative	4,531	13,681	9,445	18,737
Total operating expenses	6,749	16,437	14,578	26,110

Total operating (loss)	(6,749)	(16,437)	(14,578)	(26,110)

Finance income	6,915	648	7,027	1,200
Finance expense	(109)	-	(832)	-
Profit/(loss) before taxes	57	(15,789)	(8,383)	(24,910)

Income tax credit	194	169	430	486

Net profit/(loss) for the period	251	(15,620)	(7,953)	(24,424)

Weighted average shares – basic	20,118	9,295	17,047	9,172
Income/(loss) per share:
Basic	0.01	(1.68)	(0.47)	(2.66)

Weighted average shares - diluted (see note 3)	20,118	-	-	-
Diluted	0.01	(1.68)	(0.47)	(2.66)

Amarin Corporation plc
Period Ended 30 JUNE 2008 Selected Data (IFRS - UNAUDITED)

	As at 30 June	As at 31 December
	2008	2007
	$’000	$’000
1. Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	527	595
Intangible assets	19,916	19,916
Available for sale investment	11	15
	20,454	20,526
Current assets
Income tax recoverable	1,256	1,704
Other current assets	1,500	1,721
Cash	26,340	18,303
Total current assets	29,096	21,728

Total assets	49,550	42,254

Liabilities
Non-current liabilities
Provisions	374	606
Other liabilities	30	36
Financial liability	1,493	2,108
Convertible debt	-	2,051
Total non-current liabilities	1,897	4,801

Current liabilities
Trade payables	1,604	3,462
Accrued expenses & other liabilities	6,488	6,733
Provisions	461	461
Total current liabilities	8,553	10,656

Total liabilities	10,450	15,457

Equity
Capital and reserves attributable to equity holders
Share capital	25,928	12,942
Other reserves	13,172	13,855

Total shareholders' equity and liabilities	49,550	42,254

2. The selected financial data set out in this press release should be read in conjunction with our 2007 20-F and 2007 20-F/A which were filed with the SEC on May 19, 2008 and September 24, 2008 respectively.

3. Profit/(loss) per share

On January 18, 2008 our Ordinary Shares were consolidated on a one-for-ten basis whereby ten Ordinary Shares of 5p each became one Ordinary Share of 50p. Prior year comparative figures have been restated to reflect this. Fully diluted earnings per share is calculated using the weighted average number of Ordinary Shares in issue, less treasury shares, adjusted to reflect the effect of exercising those share options and warrants granted where the exercise price is less than the average market price of the Ordinary Shares during the period.  No options or warrants have exercise prices that are less than the average market price of Ordinary Shares during the period, therefore no options or warrants are dilutive. The Company reported a net loss for the six months ended June 30, 2008 and June 30, 2007 and the quarter ended June 30, 2007.  As a result the profit or loss per share is not reduced by dilution. The net profit/(loss) per share reflects the one-for-ten reverse stock split which took effect on January 18, 2008.

4. Intangible assets

Intangible assets of $19,916,000 relate to the acquisition of Ester Neurosciences Limited on December 5, 2007 representing the upfront acquisition costs already satisfied in cash and shares in December 2007 plus $4,756,000 of deferred consideration relating to a future contingent milestone payable in cash or shares at Amarin's option.

5. Basis of Preparation

At June 30, 2008, Amarin had a cash balance of $26.34 million. In May, 2008, Amarin announced a private placement of Ordinary Shares for up to $60.0 million. The first tranche from institutional investors and certain current and former directors of $30.0 million was received in May 2008 and the second tranche of $30.0 million is forecast to follow in the next 12 months. Based upon current business activities, the directors forecast Amarin having sufficient cash to fund operations for at least the next 12 months from September 25, 2008. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Company will continue in operational existence for the foreseeable future.